BOFA SECURITIES, INC. ONE BRYANT PARK NEW YORK, NEW YORK 10036	MORGAN STANLEY & CO. LLC 1585 BROADWAY NEW YORK, NEW YORK 10036	GOLDMAN SACHS & CO. LLC 200 WEST STREET, NEW YORK, NEW YORK 10282	JEFFERIES LLC 520 MADISON AVENUE NEW YORK, NEW YORK 10022

June 22, 2021

Via EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley; Lilyanna Peyser

Re:      Mister Car Wash, Inc.

Registration Statement on Form S-1

Filed June 2, 2021

Registration No. 333-256697

Dear Ms. Bagley or Ms. Peyser:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Mister Car Wash, Inc. (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 24, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Company or its outside counsel, Latham & Watkins LLP, may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,800 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from June 17, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

[Signature pages follow]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BofA Securities, Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Jefferies LLC

BofA Securities, Inc.

By:	/s/ Ravi Mani

Name: Ravi Mani
Title: Managing Director

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BofA Securities, Inc. Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Jefferies LLC Morgan Stanley & Co. LLC

By:	/s/ Josh Kamboj

Name:	Josh Kamboj
Title:	Vice President

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BofA Securities, Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Jefferies LLC

Goldman Sachs & Co. LLC

By:	/s/ William Kallop

Name:	William Kallop
Title:	Managing Director

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

BofA Securities, Inc.
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Jefferies LLC

Jefferies LLC

By:	/s/ Mike Bauer

Name:	Mike Bauer
Title:	Managing Director